EXHIBIT 99.1

For Immediate Release	Date: June 6, 2017
17-27-TR

Teck Named to 2017 Best 50 Corporate Citizens in Canada

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been recognized as one of the top companies in Canada for corporate citizenship by media and investment research company Corporate Knights, marking the fifth consecutive year Teck has been named to the Best 50 Corporate Citizens in Canada ranking.

“Teck is focused on resource development that is responsible and sustainable for the environment and communities, today and for future generations,” said Don Lindsay, President and CEO, Teck. “This approach is driven by our employees who are committed to strengthening their local communities while producing the materials that are used to enhance the quality of life for people around the world.”

The Best 50 Corporate Citizens in Canada ranking transparently measures a diverse range of Canadian enterprises on 14 sustainability metrics, including carbon productivity, board diversity, health and safety performance and water use. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit http://www.corporateknights.com/reports/2017-best-50/.

Teck’s approach to responsible resource development is guided by a sustainability strategy, which sets out a vision and short- and long-term goals in six areas of focus: Community, Our People, Water, Energy and Climate Change, Air, and Biodiversity. Teck reports annually on its sustainability performance through the company’s Sustainability Report, available at http://www.teck.com/responsibility/.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com